February 18, 2025

Thomas J. Edwards, Jr.
Chief Financial Officer
Capri Holdings Limited
90 Whitfield Street, 2nd Floor
London, United Kingdom W1T 4EZ

       Re: Capri Holdings Limited
           Form 10-K for the Fiscal Year Ended March 30, 2024
           File No. 001-35368
Dear Thomas J. Edwards Jr.:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Manufacturing